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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                             Petrol Industries, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  716 502 10 9
             ------------------------------------------------------
                                 (CUSIP Number)


                              Stuart A. Meyersburg
                                  P.O. Box 396
                               Cary, IL 60013-2389
                  (847) 828-7762, Email: windycitytrio@msn.com

                                 With a copy to:

             Nancy Fallon-Houle, Attorney, 5449 Bending Oaks Place,
                          Downers Grove, IL 60515-4456,
                   (630) 963-0439, Email: nfallon@nfhlaw.com
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         716 502 10 9
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.            716 502 10 9
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS,
         I.R.S. IDENTIFICATION NOS., OF ABOVE PERSONS (ENTITIES ONLY)

         Stuart A. Meyersburg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF - Personal Funds
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP

         United States; Illinois
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                81,750
OWNED BY                             -------------------------------------------
EACH REPORT-                         8      SHARED VOTING POWER
ING PERSON                                  0
WITH                                 -------------------------------------------
                                     9      SOLE DISPOSITIVE POWER

                                            81,750
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        81,750
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.11%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN - Individual
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

This Statement relates to Common Stock of the Issuer:

Petrol Industries, Inc.
202 N. Thomas, Suite 4
Shreveport, Louisiana  71107-6539
(318) 424-6396

Item 2.  Identity and Background.

(a) The Filer, Stuart A. Meyersburg, is an individual, a shareholder of Petrol Industries.

(b)   Mr. Meyersburg's residence address is:

      P.O. Box 396
      Cary, Illinois  60013-2389
      (847) 828-7762  info@WCTenterprises.com or windycitytrio@msn.com

(c)
      1. Mr. Meyersburg is presently employed by Collections, Etc., as a retail store manager. Collections, Etc. is in the business of manufacturing and selling collectables and gifts. The corporate office address of Collections, Etc. is:

                  450 Jarvis
                  Des Plaines, Illinois  60018

      2. Mr. Meyersburg is also a principal of WCT Enterprises, Inc., which is in the business of purchasing and disposing of liquidation merchandise. Mr. Meyersburg is the sole owner of WCT, and its President and Director. The principal business address of WCT Enterprises is:

                 P.O. Box 396
                 Cary, Illinois  60013-2389

      3. Mr. Meyersburg is also a principal of Web Site Developers, Inc., which is in the business of developing websites. Mr. Meyersburg is the President, CEO, sole owner and Director of Web Site Developers, Inc. The corporation has not yet generated revenue. Its principal business address is:

                 P.O. Box 396
                 Cary, Illinois  60013-2389

(d)   Mr. Meyersburg has never been convicted in a criminal proceeding.

(e)   Mr. Meyersburg has never been a party to a civil proceeding.

(f)   Mr. Meyersburg is a Citizen of Illinois, United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    (a) On April 4, 2003, Mr. Meyersburg has used his personal funds to purchase 2,500 common shares of PTLD in an open market transaction, at .15 per share, for a total of $375.00. The April 4th purchase brought his total holdings to 81,750 shares, which is 5.11% of the Issuer's outstanding shares. He did not borrow money, from a bank or otherwise, in order to buy the shares; therefore, none of the purchase price was represented by funds borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

    (b) Mr. Meyersburg acquired the previous 4.96% of the shares in open market transactions between March 2002 and March 2003.

Item 4.  Purpose of Transaction.

Purpose. Mr. Meyersburg acquired shares of the Issuer because he believes that the company's stock price is under valued given the company's balance sheet, revenue and potential for future growth.

Plans or Proposals. Mr. Meyersburg will likely acquire additional securities of the issuer in the future, if the securities are available on attractive terms, given conditions in the world economy and financial markets. He may, in the future, even acquire a controlling interest, or may seek to influence management of the issuer. However, he has not made any specific, immediate or present plans or proposals to do so, or to acquire or dispose of any securities of the issuer. He has not had any discussions with management of Petrol regarding acquisition or disposition of shares or assets. He is not aware of any plans or proposals of any other parties, and has no present plans or proposals, which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    (a) Mr. Meyersburg owns, and beneficially owns, 81,750 shares of common stock of the Issuer, which constitutes 5.11% of the Issuer's outstanding shares. Mr. Meyersburg does not own any rights to acquire the Issuer's securities.

    (b) Mr. Meyersburg has the sole power to vote and dispose of 81,750 shares. He does not share any other rights to vote or dispose of shares.

    (c)  Mr. Meyersburg has not previously filed, or been required to file, a
         Schedule 13D. Mr. Meyersburg has effected the following transactions in the Issuer's common stock within the past 60 days:

         On February 14, 2003, Mr. Meyersburg bought 5,000 shares of common stock @ 10 cents per share in an open market transaction.

         On February 18, 2003, Mr. Meyersburg bought 5,000 shares of common stock @t 10 cents per share in an open market transaction.

         On March 19, 2003, Mr. Meyersburg bought 3,600 share of common stock @ 15 cents per share in an open market transaction.

         On March 24, 2003, Mr. Meyersburg bought 1,900 shares of common stock @ 15 cents per share in an open market transaction.

         On March 25, 2003, Mr. Meyersburg bought 7,000 shares of common stock @ 11 cents per share in an open market transaction.

         On April 4, 2003, Mr. Meyersburg bought 2,500 shares of common stock @ 15 cents per share in an open market transaction.

    (d) Mr. Meyersburg does not know of any other person who has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities.

         (e) Not Applicable - Date on which reporting person ceased to be a beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Meyersburg and any other party, including the Issuer, with respect to any securities of the Issuer. There are no agreements between Meyersburg and any other party regarding transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 10, 2003


                                  Signature:  /s/ STUART A. MEYERSBURG
                                              ----------------------------------
                                              Name:  Stuart A. Meyersburg
                                              Title: Individual Shareholder


Petrol's :
Central Index Key:  0000077864
SIC Code:    1311
SEC File #:  0-3912
FEIN:  75-1282449


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